
07008362


SEC MAIL
RECEIVED
PROCESSING
DEC 3 1 2007
WASH, D.C.
186
SECTION

SECURITIE
W

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50470 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2006 (MM/DD/YY) AND ENDING October 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners USA, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor - 1095 West Pender Street
(No. and Street)

| Vancouver | BC | V6E 2M6 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell 604-622-5294
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 700 West Georgia Street | Vancouver | BC | V7Y 1C7 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A) Inc., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOEL Z. GOLDEN
*Barrister & Solicitor*
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 48600, Vancouver, Canada V7X 1T2
604-640-4141



Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Salman Partners (U.S.A.) Inc.**

# STATEMENT OF FINANCIAL CONDITION

(Expressed in U.S. Dollars)

As at October 31

| | 2007<br>$ |
|---|---|
| **ASSETS** | |
| **Current** | |
| Cash | 3,709,520 |
| Due from broker dealer *[note 6[b]]* | 1,463,173 |
| Income taxes recoverable | 393,007 |
| Other receivables | 97,961 |
| Marketable securities | 467,000 |
| | 6,130,661 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Current** | |
| Accounts payable and accrued liabilities *[note 6[a]]* | 182,543 |
| Due to clients | 1,449,095 |
| **Total current liabilities** | 1,631,638 |
| Deferred tax liabilities | 120,430 |
| Liabilities subordinated to claims of general creditors *[note 4]* | 1,500,000 |
| **Total liabilities** | 3,252,068 |
| **Stockholder's equity** | |
| Common stock *[note 5]* | 150,000 |
| Retained earnings | 2,728,593 |
| **Total stockholder's equity** | 2,878,593 |
| | 6,130,661 |

*See accompanying notes*

On behalf of the Board:



Director



Director

END